Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: May 2007

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F   X                      Form 40-F
                          -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                 No   X
                      -----                               ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index

1. May 10, 2007 German Press Release - European Court of Justice decided in Graphite Specialty Case

2. May 11, 2007 German Press Release - SGL Group awarded best employer in Poland

3. May 14, 2007 German Press Release - SGL Group enhances presence in Eastern Europe

4. May 21, 2007 German Press Release - SGL Group successfully concludes long-term financing package

5. May 24, 2007 German Press Release - SGL Group expands Graphitized Cathode Capacity

6. May 25, 2007 German Press Release - SGL Carbon AG voluntarily delists from New York Stock Exchange

                                                                       Exhibit 1

European Court of Justice decided in Graphite Specialty case

o Reduction in the fine confirmed and proceedings concluded

o No negative financial impact on SGL Group

Wiesbaden, May 10, 2007. The European Court of Justice (ECJ) today announced its decision in the "Specialty Graphite" case, thereby confirming the judgment of the European Court of First Instance (CFI) from June 15, 2005. The CFI had reduced the EUR27.8 million fine originally imposed by the European
Commission in December 2002 to EUR18.5 million due to severe procedural defects committed by the Commission.

As announced at the year-end press conference on March 8, 2007, the SGL Group had already covered all the financial expenses arising from the pending antitrust proceedings in the balance sheet in the form of cash deposits and provisions. Therefore, neither this decision nor the third proceeding pending before the Court will have a negative financial impact on the SGL Group.

About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of EUR 1.2 billion. The Company's head office is located in Wiesbaden/Germany.

Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.


Your contact person:
Corporate Communications / Press office / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 / Cellphone: +49 170 540 2667/
E-mail : stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de
         ----------------------------             ----------------

                                                                       Exhibit 2

SGL Group awarded best employer in Poland

o Prize awarded by Consulting Firm Hewitt Associates
o Employee satisfaction as an important competitive advantage

Wiesbaden, May 11, 2007. SGL Group - The Carbon Company - has recently been awarded a prize for the best employer in Poland by global Consulting Firm Hewitt Associates which is active in the area of human resources management. SGL Carbon Polska S.A., a subsidiary of the SGL Group, won through against approximately 70 other reputable national and international companies in Poland. The award "The very best employer" is granted annually and is based on a survey of employees, personnel departments and top-management carried out by Hewitt Associates.

The survey reflects the trust as well as a strong commitment and the satisfaction of the employees with the Company. Furthermore, the prize is an important magnet for recruiting new, qualified employees in an increasingly competitive market for an excellent workforce in Poland.

SGL Carbon Polska S.A. employs approximately 860 staff in its Raciborz and Nowy Sacz sites and focuses on the Business Units Performance Products (PP) and Graphite Materials and Systems (GMS).

About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of EUR 1.2 billion. The Company's head office is located in Wiesbaden/Germany.

Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.


Your contact person:
Corporate Communications / Press office / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 / Cellphone: +49 170 540 2667/
E-mail : stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de
         ----------------------------             ----------------

                                                                       Exhibit 3

SGL Group enhances presence in Eastern Europe

o  Central sales office will be established in Bratislava

Wiesbaden, May 14, 2007. The SGL Group - The Carbon Company - sees an improved market demand for their Graphite Materials & Systems Business Unit (GMS) in Eastern Europe. Therefore, the german based company launches a new central sales office for Eastern Europe in Bratislava, replacing the former network of independent agents in the region.

From the new facility, the SGL Group wants to create an improved local presence and enhance its activities towards their customers in i.e. Czech Republic, Slovakia, Hungary, Romania and Croatia. It will also be the start to introduce SGL Group's new claim "broad base. best solutions" in Eastern Europe: The wide range of innovative solutions of Advanced Materials for customers. In addition to the new location, the Company already has representations in Poland and Russia.

SGL Group will supply products to Eastern Europe from production locations in Europe, USA, Asia, Poland and Russia. Especially for the Graphite Specialties business, the company wants to grow the market share from today 10% to approx. 25% in 5 years. In order to reach this goal, the new sales and marketing staff will develop innovative solutions with Key Accounts in the area, such as supplies to the Automotive and Semiconductor industries. Simultaneously, the Company will search for talented engineers and marketing experts in the region, who will be integrated into the global sales network of the SGL Group.

About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of EUR 1.2 billion. The Company's head office is located in Wiesbaden/Germany.

Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.


Your contact person:
Corporate Communications / Press office / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 / Cellphone: +49 170 540 2667/
E-mail : stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de
         ----------------------------             ----------------

                                                                       Exhibit 4

SGL Group successfully concludes long-term financing package

o  Convertible and corporate bond several times oversubscribed

o New convertible bond, corporate bond and credit line replace cost-intensive financial liabilities of 2004

o  Cash interest costs to be halved from 2008 onwards

o  One-off costs of new financing impacting profits in 2007

Wiesbaden, May 21, 2007. The SGL Group - The Carbon Company - announces the official conclusion of their refinancing initiated on May 2. The entire financing comprising a new convertible bond, corporate bond and an undrawn credit line for working capital and investments, each totaling EUR200 million, completely replaces the cost-intensive refinancing implemented under difficult company conditions in 2004. As a result, the Company's cash interest costs will be halved beginning in 2008. With the refinancing, which was successfully placed in only two weeks, the Company has secured itself a sound financial basis for the implementation of its strategic goals and growth opportunities.

The individual financing instruments of the completed refinancing are as follows:

1. The issue of a 6-year convertible bond on May 2, with a volume of EUR200 million and a coupon of 0.75% p.a. The conversion price is EUR36.52 and corresponds to a premium of 30% over the volume-weighted average price of the SGL Carbon AG share during the bookbuilding period. The convertible bond met with demand from renowned German and international investors and was twelve times oversubscribed. The rating agencies Moody's and Standard & Poor's rated the unsecured bond as Ba3 and B+, respectively.

2. The placement of an 8-year floating-rate corporate bond (senior notes) on May 10 with a volume of EUR200 million. Based on strong demand from investors resulting in an oversubscription of fourteen times, the bond was issued with a coupon of EURIBOR plus a margin of 1.25%. This corresponds to an initial interest coupon of 5.313% p.a. The issue price is 100%. The rating agencies awarded the secured corporate bond a rating of Ba1 and BB+, respectively, six notches higher than in 2004.

3. A new secured and undrawn credit line for working capital and investments ranking pari passu with the corporate bond in the form of a new syndicated loan totaling EUR200 million with the SGL Group's core banks.

The proceeds from the placement of the two capital market instruments were used to repay the 2004 syndicated loan facility and to replace the 8.5% high-interest bond worth EUR270 million issued by SGL Carbon Luxembourg SA in February 2004 and guaranteed by SGL. The Company has satisfied and discharged its obligations under the 2004 high yield bond, which are no longer shown on SGL's balance sheet and income statement, by depositing government bonds for payment of aggregate interest, principal and pre-payment costs until the first possible repayment date on February 1, 2008.

The one-off costs associated with the new financing of approximately EUR30 million result from approximately EUR20 million cash prepayment costs and around EUR10 million non cash amortization charges for the refinancing agreed in 2004 which has now been replaced. On the other hand, the new financing will already reduce net financing costs in the second half of 2007 on the basis of current financial liabilities assuming continued undrawn syndicated loan line. The Company will announce further details in its half year report on July 25, 2007.

About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of EUR 1.2 billion. The Company's head office is located in Wiesbaden/Germany.


Important information:

This press release constitutes neither an offer to sell nor a solicitation to buy any securities.

This press release is not being issued in the United States of America and must not be distributed to U.S. persons (as defined in regulations S of the U.S. securities act of 1933, as amended ("Securities Act") or publications with a general circulation in the United States. This press release does not constitute an offer or invitation to purchase any securities in the United States. The securities of SGL Carbon Aktiengesellschaft have not been registered under the securities act and may not be offered, sold or delivered within the United States or to U.S. persons absent from registration under or an applicable exemption from the registration requirements of the United States Securities Law.

This document is directed only at persons (I) who are outside the United Kingdom or (II) who have professional experience in matters relating to investment falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (The "order") or (III) who fall within article 49(2)(A) to (D) ("High net worth companies, Unincorporated Associations, etc.") of the order (all such persons together being referred to as "relevant persons"). Any person who is not a relevant person must not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.


Contact person for institutional Investors and Analysts:
--------------------------------------------------------
Corporate Communications / Investor Relations / Raj Roychowdhury
Phone : +49 611 60 29 106 / Fax : +49 6 11 60 29 101 / Mobil : +49 172  671 7445
e-mail : raj.roychowdhury@sglcarbon.de / Internet : www.sglcarbon.de
         -----------------------------              ----------------

Contact person for journalists:
Corporate Communications / Media Relations / Stefan Wortmann
Phone : +49 611 60 29 105 / Fax : +49 6 11 60 29 101 / Mobil : +49 170  540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de
         ----------------------------              ----------------

                                                                       Exhibit 5

SGL Group expands Graphitized Cathode Capacity

o Strong participation in expected quantum leap in aluminum growth
o Expansion of market leadership
o Significant profitable growth potential starting 2008

Wiesbaden, May 24, 2007. The SGL Group - The Carbon Company - will expand its graphitized cathode capacity anticipating the expected quantum leap in aluminum growth from the historical average of 2% to an expected mid-term growth of 5% per year. The SGL Group will support its customer's growth requirements in two phases. Phase one consists of an investment to optimize the existing infrastructure yielding a 50% increase in graphitized cathode production. Initial product will be available as early as the first half of 2008. Phase two will be the construction of a state of the art grass roots cathode plant at a location to be determined by mid 2007. This plant will be on stream by 2011/2012 and its capacity will be defined by customer requirements which are currently under discussion.

"We have a short list of sites, including our recently announced Malaysian hub, and our decision will be based on a relentless drive to reduce costs and our dedication to regional growth", stated Robert Koehler, CEO of the SGL Group.

The dynamics of the Aluminium market have changed reflecting the global paradigm shift for light weight and high strength materials in an energy constrained environment. This will not only result in significantly higher growth rates but also a sustainable increase in market share for Aluminium versus other metals on a global basis with Asia as the major driver.

Graphitized Cathodes are a leading high tech component in Aluminium manufacture for melting cells operating under the most rigorous high electrical currents and temperatures to convert Alumina to Aluminium. SGL Group is the global market leader providing the benchmark cathode in this graphite business segment.

The cathode business, currently representing 15% of the sales for the Performance Products Business Unit, will be a major driver of growth for the SGL Group.

About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of EUR 1.2 billion. The Company's head office is located in Wiesbaden/Germany.

Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.


Your contact person:
--------------------
Corporate Communications / Press office / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 / Cellphone: +49 170 540 2667/
E-mail : stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de
         ----------------------------             ----------------

                                                                       Exhibit 6


SGL Carbon AG voluntarily delists from New York Stock Exchange

o Termination of ADR program on June 25, 2007

Wiesbaden, May 25, 2007. SGL Carbon AG, the parent company of the SGL Group - The Carbon Company -, (tickers: Germany - SGL GR, SGL GY and USA - SGG US) announces its decision to voluntarily delist its American Depositary Receipts
(ADRs) from the New York Stock Exchange effective June 22, 2007 and to terminate its ADR program effective June 25, 2007. Under the new SEC rules which will become effective June 4, 2007, delisting is a prerequisite for deregistration from the reporting obligations under the US Securities Exchange Act of 1934.

Already on March 26, 2007, SGL Carbon AG announced its intention to deregister as soon as possible. Following the new SEC rules, after the termination of the ADR program and a 12 months period, the deregistration will be effective on June 30, 2008, provided U.S. average daily trading volume in its shares and ADRs is 5% or less of worldwide trading at that time. This level is currently slightly exceeded.

SGL Group has considered the costs and benefits of continuing its Exchange Act registration and believes that delisting and deregistration is in the best interests of shareholders. The Company also does not believe that the relatively small proportion of trading that takes place in the form of ADRs economically justifies maintaining an ADR program.

Holders may cancel their ADRs, free of any cancellation charge, and receive ordinary shares at any time prior to August 24, 2007. The shares underlying any ADRs remaining after this date will be sold for the account of the ADR holders.

About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of EUR 1.2 billion. The Company's head office is located in Wiesbaden/Germany.

Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.


Contact person for institutional Investors and Analysts:
--------------------------------------------------------
Corporate Communications / Investor Relations / Raj Roychowdhury
Phone : +49 611 60 29 106 / Fax : +49 6 11 60 29 101 / Mobil : +49 172  671 7445
e-mail : raj.roychowdhury@sglcarbon.de / Internet : www.sglcarbon.de
         -----------------------------              ----------------

Contact person for journalists:
Corporate Communications / Media Relations / Stefan Wortmann
Phone : +49 611 60 29 105 / Fax : +49 6 11 60 29 101 / Mobil : +49 170  540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de
         ----------------------------              ----------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        SGL CARBON Aktiengesellschaft



Date: May 25, 2007                By:   /s/ Robert J. Kohler
                                        -------------------------------------
                                            Name:    Robert J. Koehler
                                            Title:   Chairman of the Board of
                                                     Management


                                        By: /s/ Sten Daugaard
                                            ---------------------------------
                                            Name:    Mr. Sten Daugaard
                                            Title:   Member of the Board of
                                                     Management